N E W S R E L E A S E

March 31, 2011

Nevsun 2010 Annual Results and 2011 Outlook

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex: NSU) is pleased to announce its annual results for 2010.  During the year, Nevsun completed the construction of the Bisha Project in Eritrea and poured first gold in December 2010. After a ramp up during January and February, commercial production was declared in late February 2011. The Bisha Project was delivered on time and under budget.

Cliff Davis stated: “We have had a tremendous year of achievement beyond expectations. The successful build and operation of Bisha, producing over 1,000 ounces per day, has been rewarded with significant gains in our share price. We plan to continue this success in 2011.”

For the year ended December 31, 2010 the Company reported a loss of $17.1 million, including write-offs and other non-cash charges of $11.6 million, for a net use of cash in operating activities of $5.5 million.  The results compare to a loss of $4.5 million for 2009. As of December 31, 2010, approximately $230 million had been spent on the Bisha Project construction.  Total pre-production capital are approximately $247 million and will be offset by pre-commercial production gold sales of approximately $57 million (all amounts are expressed in United States dollars).

Complete details of the 2010 financial statements and the MD&A can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm.

Outlook for 2011:

With a strong cash position and a great start to the year we look forward to a very positive 2011. We plan to:

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produce over 1,000 ounces gold per day;

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accumulate significant cash from operations;

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significantly add to existing Bisha reserves beyond the 40% increase recently announced;

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apply for a mining license on the Harena deposit;

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actively evaluate possible acquisitions and, if able to identify an asset of sufficient quality at a reasonable price, expand our property portfolio; and

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explore a potential dividend policy to provide a cash return to shareholders.

Forward Looking Statements: The above contains forward-looking statements regarding estimates of capital costs and gold production and sales, expectations in the future including cash accumulation, possible acquisitions, reserve expansion,  potential dividends and returns to shareholders.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-06.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com